Filed Pursuant to Rule 433

Registration Nos. 333-138503, 333-138503-01 and 333-138503-02

January 11, 2007

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated January 11, 2007)

Issuer:	The Southern Company
Security:	Series 2007A 5.30% Senior Notes due January 15, 2012
Ratings:	A3/A-/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Public Offering Price:	99.888%
Maturity:	January 15, 2012
Treasury Benchmark:	4.625% due December 31, 2011
US Treasury Yield:	4.726%
Spread to Treasury:	+60 bps
Redemption Terms:	Make-whole call at T+12.5 bps
Coupon:	5.30%
Interest Payment Dates:	January 15 and July 15 of each year beginning July 15, 2007
Format:	SEC Registered
Transaction Date:	January 11, 2007
Expected Settlement Date:	January 18, 2007 (T+4)
Joint Lead Managers:	Barclays Capital Inc. Lehman Brothers Inc.
Co-Managers:	Morgan Keegan & Company, Inc. SunTrust Capital Markets, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, as amended, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-5000, Barclays Capital Inc. toll-free at 1-888-227-2275, ext. 2663 or Lehman Brothers Inc. toll-free at 1-888-603-5847.